EXHIBIT 8.1

Name of Entity

The following is a list of all of this Company’s subsidiaries. However, only the following five subsidiaries are, as of the June 30, 2014, active subsidiaries that conduct operations: Nissin Precision Metal Manufacturing Limited; Kayser Limited; Golden Bright Plastic Manufacturing Company Limited; Hi-Lite Camera Company Limited; and Nissin Metal and Plastic (Shenzhen) Company Limited..

Antemat Limited	Kayser Limited

Nissin Mechatronic Limited	Golden Bright Plastic Manufacturing Company Limited

Cavour Industrial Limited	Nissin Precision Metal
Manufacturing Limited

Hi-Lite Camera Company	Saiwan Industries Limited
Limited

Nissin Metal and Plastic (Shenzhen) Company Limited	Advanced Clean Innovations Asia Limited

All of the foregoing entities are wholly-owned by Highway Holdings Limited, except Advanced Clean Innovations Asia Limited; the Company owns 51% of Advanced Clean Innovations Asia Limited. All subsidiaries, with the exception of Nissin Metal and Plastic (Shenzhen) Company Limited (incorporated in China) are incorporated in Hong Kong.

In addition, in June 2014 the Company acquired 25% of the equity interests of Kayser Myanmar Manufacturing Co., Ltd. and entered into an agreement to purchase an additional 50% interest in that entity. Kayser Myanmar Manufacturing Co., Ltd. was organized under the laws of Myanmar.